 Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F for the year ended December 31, 2014.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2014.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (7) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (8) the term “GAAM” refers to Global Aviation Asset Management; and (9) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

1

2

PART I — FINANCIAL INFORMATION

Item  1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014

(Dollar amounts in thousands, except par value data)

	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$350,220	$337,560
Restricted cash and cash equivalents	111,897	139,139
Rent receivables	1,633	4,887
Investment in unconsolidated subsidiary	4,683	4,002
Flight equipment held for sale, net	933,662	—
Flight equipment held for operating lease, net	2,660,638	3,705,407
Fair value of derivative assets	487	2,067
Other assets, net	23,511	31,608
Total assets	$4,086,731	$4,224,670

Liabilities
Accounts payable and accrued liabilities	$19,903	$18,431
Rentals received in advance	17,781	19,751
Payable to related parties	3,328	2,772
Security deposits	59,153	64,058
Maintenance payment liability	250,425	254,514
Unsecured borrowings, net	690,280	689,452
Secured borrowings, net	2,268,900	2,335,328
Deferred tax liability, net	11,946	16,289
Fair value of derivative liabilities	21,100	23,311
Other liabilities	45,536	41,890
Total liabilities	3,388,352	3,465,796

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,469,073 and 41,432,998 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,717	658,522
Retained earnings	55,053	117,402
Accumulated other comprehensive loss, net	(15,432)	(17,091)
Total shareholders’ equity	698,379	758,874
Total liabilities and shareholders’ equity	$4,086,731	$4,224,670

The accompanying notes are an integral part of these consolidated financial statements.

3

Fly Leasing Limited

Consolidated Statements of Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Revenues
Operating lease revenue	$101,684	$89,966	$221,787	$179,593
Equity earnings from unconsolidated subsidiary	341	359	681	1,741
Gain on sale of aircraft	—	18,855	1,897	18,855
Interest and other income	797	334	1,003	644
Total revenues	102,822	109,514	225,368	200,833
Expenses
Depreciation	49,662	42,125	99,736	82,528
Aircraft impairment	65,398	—	65,398	—
Interest expense	37,232	33,819	76,529	68,444
Selling, general and administrative	10,573	11,329	18,837	20,944
Ineffective, dedesignated and terminated derivatives	1,756	97	1,492	32
Net (gain) loss on debt modification and extinguishment	2,119	(4,010)	6,169	(3,995)
Maintenance and other costs	1,077	1,584	2,663	3,994
Total expenses	167,817	84,944	270,824	171,947
Net income (loss) before provision for income taxes	(64,995)	24,570	(45,456)	28,886
Provision (benefit) for income taxes	(6,740)	2,896	(4,467)	3,649
Net income (loss)	$(58,255)	$21,674	$(40,989)	$25,237

Weighted average number of shares:
Basic	41,456,784	41,419,515	41,444,957	41,376,963
Diluted	41,456,784	41,446,070	41,444,957	41,420,045
Earnings (loss) per share:
Basic and Diluted	$(1.42)	$0.51	$(1.00)	$0.58
Dividends declared and paid per share	$0.25	$0.25	$0.50	$0.50

The accompanying notes are an integral part of these consolidated financial statements.

4

Fly Leasing Limited

Consolidated Statements of Comprehensive Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Net income (loss)	$(58,255)	$21,674	$(40,989)	$25,237
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax (1)	6,153	(5,496)	226	(6,250)
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax (2)	—	—	(130)	—
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (3)	1,563	—	1,563	—
Comprehensive income (loss)	$(50,539)	$16,178	$(39,330)	$18,987

(1)	Deferred tax expense was $0.9 million and $28,000 for the three and six month periods ended June 30, 2015, respectively. Deferred tax benefits were $0.8 million and $0.9 million for the three and six month periods ended June 30, 2014, respectively.
(2)	Deferred tax benefit was $19,000 for the six month period ended June 30, 2015.
(3)	Deferred tax expense was $0.2 million for the three and six month periods ended June 30, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

5

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2015 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance January 1, 2015	100	$—	41,432,998	$41	$658,522	$117,402	$(17,091)	$758,874
Dividends to shareholders	—	—	—	—	—	(20,716)	—	(20,716)
Dividend equivalents	—	—	—	—	—	(644)		(644)
Shares issued in connection with vested share grants	—	—	36,075	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	195	—	—	195
Net loss	—	—	—	—	—	(40,989)	—	(40,989)
Net change in the fair value of derivatives, net of deferred tax liability of $28K (1)	—	—	—	—	—	—	226	226
Reclassification from other comprehensive loss into earnings due to termination of derivative liabilities, net of deferred tax asset of $19K (1)	—	—	—	—	—	—	(130)	(130)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax liability of $223K (1)	—	—	—	—	—	—	1,563	1,563
Balance June 30, 2015 (unaudited)	100	$—	41,469,073	$41	$658,717	$55,053	$(15,432)	$698,379

(1) See Note 8 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

6

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE SIX MONTHS ENDED JUNE 30, 2014 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance January 1, 2014	100	$—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823
Dividends to shareholders	—	—	—	—	—	(20,676)	—	(20,676)
Dividend equivalents	—	—	—	—	—	(1,044)	—	(1,044)
Shares issued in connection with vested share grants	—	—	83,590	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	5,443	—	—	—	—	—
Share-based compensation	—	—	—	—	(36)	—	—	(36)
Net income	—	—	—	—	—	25,237	—	25,237
Net change in the fair value of derivatives, net of deferred tax asset of $952K (1)	—	—	—	—	—	—	(6,250)	(6,250)
Balance June 30, 2014 (unaudited)	100	$—	41,395,371	$41	$658,456	$107,660	$(20,103)	$746,054

(1) See Note 8 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

7

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2015	2014
Cash Flows from Operating Activities
Net income (loss)	$(40,989)	$25,237
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(681)	(1,741)
Gain on sale of aircraft	(1,897)	(18,855)
Depreciation	99,736	82,528
Aircraft impairment	65,398	—
Amortization of debt discounts and loan issuance costs	5,957	6,239
Amortization of lease incentives	8,793	7,221
Amortization of lease discounts, premiums and other items	1,321	1,457
Amortization of fair value adjustments associated with the GAAM acquisition	2,136	3,531
Net (gain) loss on debt modification and extinguishment	5,160	(4,048)
Share-based compensation	195	(36)
Unrealized foreign exchange (gain) loss on cash balances	305	(20)
Unrealized foreign exchange gain on Euro denominated secured borrowing	(1,065)	—
Provision for deferred income taxes	(4,815)	3,649
Unrealized gain on derivative instruments	1,211	32
Security deposits and maintenance payment liability recognized into earnings	(25,612)	(3,443)
Distribution from unconsolidated subsidiary	—	4,786
Changes in operating assets and liabilities:
Rent receivables	6,825	(2,877)
Other assets	1,507	1,768
Payable to related parties	(3,008)	(3,499)
Accounts payable and accrued liabilities	(1,482)	1,060
Rentals received in advance	(1,970)	(724)
Other liabilities	4,247	4,405
Net cash flows provided by operating activities	121,272	106,670
Cash Flows from Investing Activities
Distribution from unconsolidated subsidiary	—	1,847
Purchase of flight equipment	(156,196)	(289,259)
Proceeds from sale of aircraft, net	126,503	81,867
Payment for aircraft improvement	(6,255)	(7,693)
Payments for maintenance	(13,206)	(2,422)
Net cash flows used in investing activities	(49,154)	(215,660)

8

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2015	2014
Cash Flows from Financing Activities
Restricted cash and cash equivalents	27,242	49,600
Security deposits received	3,815	4,391
Security deposits returned	(6,618)	(1,828)
Maintenance payment liability receipts	42,163	48,191
Maintenance payment liability disbursements	(32,891)	(37,131)
Proceeds from termination of interest rate swaps	23	—
Debt issuance costs	(914)	(242)
Proceeds from secured borrowings	147,277	—
Repayment of secured borrowings	(217,890)	(83,592)
Dividends	(20,716)	(20,676)
Dividend equivalents	(644)	(1,044)
Net cash flows used in financing activities	(59,153)	(42,331)
Effect of exchange rate changes on cash and cash equivalents	(305)	20
Net decrease in cash	12,660	(151,301)
Cash at beginning of period	337,560	404,472
Cash at end of period	$350,220	$253,171

Supplemental Disclosure:
Cash paid during the period for:
Interest	$70,454	$59,634
Taxes	115	152
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	3,175	820
Maintenance payment liability applied to rent receivables	2,108	—
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash investing activities:
Aircraft improvement	2,765	2,174
Noncash activities in connection with purchase of aircraft:
Rent receivable applied	852	1,480
Security deposits and maintenance payment liability assumed	11,597	16,019
Other assets applied	898	550
Other liabilities assumed	6,997	—
Noncash activities in connection with sale of aircraft:
Rent receivable applied	695	425
Security deposits and maintenance payment liability transferred	6,116	8,678
Refundable deposits applied	2,250	2,626

The accompanying notes are an integral part of these consolidated financial statements.

9

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the six months ended June 30, 2015

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

FLIGHT EQUIPMENT HELD FOR SALE

In accordance with guidance provided by the Financial Accounting Standards Board (“FASB”), flight equipment is classified as held for sale when the Company commits to and commences a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Flight equipment held for sale is recorded at the lesser of carrying value or fair value, less estimated cost to sell. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell. An aircraft classified as held for sale will not depreciate.

Subsequent changes to the asset’s fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not exceed the original carrying value of the flight equipment held for sale.

10

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. The Company will adopt the guidance effective January 1, 2017. The Company anticipates that the adoption of the standard will not have a material effect on its consolidated financial condition, result of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption is permitted. The Company will adopt the guidance effective January 1, 2017.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment significantly changes the consolidation analysis required under U.S. GAAP and could have a significant impact on the consolidation conclusions of the reporting entity. ASU 2015-02 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015. Early adoption is permitted. The Company will adopt the guidance effective January 1, 2016. The Company is currently assessing the impact on its consolidated financial statements and notes to its consolidated financial statements.

In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. The guidance, which requires retrospective application, will be adopted by the Company effective January 1, 2016.

3. FLIGHT EQUIPMENT HELD FOR SALE

On June 19, 2015, the Company contracted to sell a portfolio of 33 aircraft to ECAF I Ltd. (the “Purchaser”) for approximately $985.0 million, subject to adjustment based on rents in respect of certain of the aircraft (the “ECAF-I Transaction”). The sale agreement provides for delivery of the aircraft to the Purchaser over a period of 270 days from the date of the sale agreement, subject to customary closing conditions.

The Company concluded that the ECAF-I Transaction does not qualify as discontinued operations since the sale does not represent a strategic shift in its operations. As of June 30, 2015, the Company had 33 aircraft held for sale with a total net book value of $933.7 million. There was no flight equipment held for sale as of December 31, 2014.

4. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of June 30, 2015, the Company had 96 aircraft held for operating lease. Of these aircraft, 91 were on lease to 49 lessees in 30 countries, and five aircraft were off-lease. Two of the aircraft off-lease were subject to sale agreements. As of December 31, 2014, the Company had 127 aircraft held for operating lease. Of these aircraft, 124 were on lease to 64 lessees in 36 countries, and three aircraft were off-lease.

During the six month period ended June 30, 2015, the Company purchased five aircraft for a total cost of $176.4 million. During the six month period ended June 30, 2014, the Company purchased 11 aircraft for a total cost of $308.0 million.

During the six month period ended June 30, 2015, the Company sold three aircraft and recognized a pre-tax gain of $1.9 million. During the three and six month periods ended June 30, 2014, the Company sold seven aircraft, five of which generated a pre-tax gain of $18.9 million. The Company recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft.

11

The Company evaluates flight equipment for impairment when circumstances indicate that the carrying amount of such asset may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the carrying value of the flight equipment exceeds the fair value and an impairment loss is required. The undiscounted cash flows is the sum of the current contracted lease rates, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The impairment loss is measured as the excess of the carrying amount over the fair value of the impaired asset.

During the three and six month periods ended June 30, 2015, the Company recognized aircraft impairment of $65.4 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 13 narrow-body aircraft. The Company did not recognize aircraft impairment for the corresponding periods in 2014.

As of June 30, 2015 and December 31, 2014, flight equipment held for operating lease, net, consisted of the following:

	June 30, 2015	December 31, 2014
	(Dollars in thousands)
Cost	$3,258,807	$4,428,783
Accumulated depreciation	(598,169)	(723,376)
Flight equipment held for operating lease, net	2,660,638	3,705,407

The Company capitalized $9.0 million and $5.5 million of major maintenance expenditures for the six month periods ended June 30, 2015 and 2014, respectively. Of the amount capitalized in 2015, $3.1 million was included in flight equipment held for operating lease, net, and $5.9 million was included in flight equipment held for sale. The amount capitalized in 2014 was included in flight equipment held for operating lease, net.

The classification of the net book value of flight equipment held for operating lease, net, and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease, net, by geographic region is as follows:

	June 30, 2015		December 31, 2014
	(Dollars in thousands)
Europe:
United Kingdom	$363,056	14%	$397,761	11%
Turkey	212,540	8%	296,574	8%
Germany	132,604	5%	107,195	3%
Other	359,250	14%	546,274	14%
Europe — Total	1,067,450	41%	1,347,804	36%

Asia and South Pacific:
Philippines	294,865	11%	450,090	12%
China	238,270	9%	301,137	8%
India	148,173	6%	150,964	4%
Other	190,864	7%	459,631	13%
Asia and South Pacific — Total	872,172	33%	1,361,822	37%

Mexico, South and Central America:
Chile	90,996	3%	247,165	7%
Other	124,453	5%	185,220	5%
Mexico, South and Central America — Total	215,449	8%	432,385	12%

North America:
United States	259,403	9%	305,999	8%
Other	59,349	2%	60,780	2%
North America — Total	318,752	11%	366,779	10%

Middle East and Africa — Total	78,163	3%	112,001	3%
Off-Lease — Total	108,652	4%	84,616	2%
Total Flight Equipment	$2,660,638	100%	$3,705,407	100%

12

 The distribution of operating lease revenue by geographic region for the three month periods ended June 30, 2015 and 2014 is as follows:

	Three months		Three months
	ended		ended
	June 30,		June 30,
	2015		2014
	(Dollars in thousands)
Europe:
United Kingdom	$11,670	11%	$11,873	13%
Turkey	7,774	8%	6,556	7%
Germany	5,473	5%	3,297	4%
Other	17,475	17%	15,169	17%
Europe — Total	42,392	41%	36,895	41%

Asia and South Pacific:
Philippines	10,883	10%	—	—
China	7,208	7%	10,277	12%
India	3,591	4%	3,803	4%
Other	9,868	10%	10,847	12%
Asia and South Pacific — Total	31,550	31%	24,927	28%

Mexico, South and Central America:
Chile	7,029	7%	7,029	8%
Other	4,562	5%	6,005	6%
Mexico, South and Central America — Total	11,591	12%	13,034	14%

North America:
United States	11,437	11%	10,094	11%
Other	1,553	2%	780	1%
North America — Total	12,990	13%	10,874	12%

Middle East and Africa — Total	3,161	3%	4,236	5%
Total Operating Lease Revenue	$101,684	100%	$89,966	100%

13

The distribution of operating lease revenue by geographic region for the six month periods ended June 30, 2015 and 2014 is as follows:

	Six months		Six months
	ended		ended
	June 30,		June 30,
	2015		2014
	(Dollars in thousands)
Europe:
United Kingdom	$23,420	11%	$22,750	13%
Turkey	15,556	7%	11,852	7%
Germany	9,745	4%	6,607	3%
Other	44,742	20%	31,223	17%
Europe — Total	93,463	42%	72,432	40%

Asia and South Pacific:
Philippines	21,753	10%	—	—
China	23,796	11%	21,109	12%
India	7,494	3%	7,607	4%
Other	20,916	9%	20,994	12%
Asia and South Pacific — Total	73,959	33%	49,710	28%

Mexico, South and Central America:
Chile	14,058	6%	14,058	8%
Other	9,128	5%	12,315	7%
Mexico, South and Central America — Total	23,186	11%	26,373	15%

North America:
United States	21,577	10%	20,157	11%
Other	3,282	1%	1,697	1%
North America — Total	24,859	11%	21,854	12%

Middle East and Africa — Total	6,320	3%	9,224	5%
Total Operating Lease Revenue	$221,787	100%	$179,593	100%

The Company had one customer that accounted for 10% or more of total operating lease revenue for the three and six month periods ended June 30, 2015. The Company had no customer that accounted for 10% or more of total operating lease revenue for the three or six month periods ended June 30, 2014. During the three and six month periods ended June 30, 2015, the Company had three lessees and four lessees, respectively, on non-accrual status due to concerns about each lessee’s financial condition and only recognized revenue as cash was received. The Company recognized rental revenue of $0.8 million and $2.8 million from these lessees during the three and six month periods ended June 30, 2015, respectively. During the three and six month periods ended June 30, 2014, the Company had one lessee on non-accrual status. The Company recognized rental revenue of $0.5 million and $0.9 million from this lessee during the three and six month periods ended June 30, 2014, respectively.

For the three and six month periods ended June 30, 2015, the Company recognized end of lease revenue totaling $3.7 million and $25.6 million, respectively. For the three and six month periods ended June 30, 2014, the Company recognized end of lease revenue totaling $0.2 million and $3.9 million, respectively.

The amortization of lease premiums, net of lease discounts, which have been included as a component of operating lease revenue, was $0.4 million and $1.1 million for the three and six month periods ended June 30, 2015, respectively. Amortization of lease premiums, net of lease discounts, was $0.7 million and $1.7 million for the three and six month periods ended June 30, 2014, respectively.

14

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $4.8 million and $8.8 million for the three and six month periods ended June 30, 2015, respectively. The amortization of lease incentives totaled $3.8 million and $7.2 million for the three and six month periods ended June 30, 2014, respectively.

As of each of June 30, 2015 and December 31, 2014, the weighted average remaining lease term of the Company’s flight equipment held for operating lease, net, was 5.2 years.

5. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner. For the three and six month periods ended June 30, 2015, the Company recognized $0.3 million and $0.7 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and six month periods ended June 30, 2014, the Company recognized $0.4 million and $1.7 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company’s equity earnings in 2014 included its share of the gain recognized by Fly-Z/C LP on the conversion of two operating leases to finance leases. These two aircraft were transferred to the lessee at lease expiry during the first quarter of 2015. There are two aircraft remaining in the joint venture. The Company received no distributions during the six month period ended June 30, 2015. During the six month period ended June 30, 2014, the Company received distributions of $6.6 million.

6. UNSECURED BORROWINGS

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discount	(9,720)	(10,548)
Unsecured borrowings, net	$690,280	$689,452

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. The Company received net cash proceeds of $396.6 million after deducting the underwriting discounts.

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. As of each of June 30, 2015 and December 31, 2014, accrued interest on the 2020 Notes totaled $1.1 million. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2015. As of June 30, 2015 and December 31, 2014, accrued interest on the 2021 Notes totaled $4.4 million and $5.1 million, respectively.

Pursuant to the indentures governing the 2020 Notes and the 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

15

The indentures governing the 2020 Notes and 2021 Notes contain customary events of default with respect to each series. As of June 30, 2015, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

7. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of June 30, 2015 and December 31, 2014 are presented below:

			Weighted average
	Net carrying value as of		interest rate(1) as of
	June 30,	December 31,	June 30,	December 31,	Maturity
	2015	2014	2015	2014	date
	(in thousands)
Securitization Notes	$499,467	$532,035	3.05%	3.04%	November 2033
Nord LB Facility	393,637	408,484	4.15%	4.15%	November 2018
CBA Facility	107,937	113,208	4.65%	4.63%	June 2018 – October 2020
Term Loan	432,965	443,383	4.39%	5.19%	August 2019
Fly Acquisition II Facility	—	121,589	—	4.15%	—
Other Aircraft Secured Borrowings	834,894	716,629	3.75%	3.89%	December 2015 – January 2027
Total	$2,268,900	$2,335,328

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to restrictive covenants under its secured borrowings including, among other things:

•	Restrictions on incurrence of debt and issuance of guarantees;

•	Restrictions on liens or other encumbrances;

•	Restrictions on acquisition, substitution and disposition of aircraft;

•	Requirements relating to the maintenance, registration and insurance of its aircraft;

•	Restrictions on the modification of aircraft and capital expenditures; and

•	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

The Company’s failure to comply with any of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of the Company’s loan agreements also contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under the Company’s loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of June 30, 2015, the Company was not in default under any of its secured borrowings.

16

Securitization Notes

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$512,464	$546,465
Unamortized debt discount	(12,997)	(14,430)
Securitization Notes, net	$499,467	$532,035

On October 2, 2007, concurrently with the Company’s initial public offering, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Securitization Notes”). The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. At June 30, 2015, 35 aircraft were financed by the Securitization Notes, 20 of which were subject to sale agreements that are expected to be consummated in 2015. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. The Company has entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes. As of each of June 30, 2015 and December 31, 2014, accrued interest on the Securitization Notes totaled $0.2 million.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the six month periods ended June 30, 2015 and 2014 totaled $34.0 million and $25.0 million, respectively.

Nord LB Facility

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$399,934	$416,249
Unamortized debt discount	(6,297)	(7,765)
Nord LB Facility balance, net	$393,637	$408,484

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. The loans are cross-collateralized and contain cross-default provisions. As of June 30, 2015, the Nord LB Facility provided financing for 17 aircraft, four of which were subject to a sale agreement that is expected to be consummated in 2015. During the six month periods ended June 30, 2015 and 2014, the Company made total principal payments of $16.3 million and $19.0 million, respectively, under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, the Company has entered into interest rate swap contracts. As of each of June 30, 2015 and December 31, 2014, the blended weighted average interest rate for the facility was 4.15%, excluding the debt discount amortization. As of each of June 30, 2015 and December 31, 2014, interest accrued on the facility totaled $0.7 million.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the outstanding borrowing.

The Nord LB Facility does not contain any financial covenants.

17

CBA Facility

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance:
Tranche A	$62,658	$65,462
Tranche B	46,688	49,350
Total outstanding principal balance	109,346	114,812
Unamortized debt discount	(1,409)	(1,604)
CBA Facility balance, net	$107,937	$113,208

The Company assumed a debt facility provided by Bank of Scotland plc, Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility”) that financed 21 of the aircraft in the GAAM Portfolio. As of June 30, 2015, the CBA Facility provided for individual loans on seven aircraft, two of which were subject to a sale agreement that is expected to be consummated in 2015. These loans are cross-collateralized and contain cross-default provisions. One loan matures in 2018, and the remaining six loans mature in 2020. Fly has guaranteed all payments under the CBA Facility.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the six month periods ended June 30, 2015 and 2014, the Company made total principal payments of $5.5 million and $5.9 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR, plus an applicable composite margin of 2.50%. As of June 30, 2015 and December 31, 2014, the weighted average interest rates on the tranche loans, excluding the debt discount amortization, are presented below:

	As of
	June 30, 2015	December 31, 2014
Fixed rate loans:
Tranche A	5.54%	5.52%
Tranche B	4.47%	4.47%
Variable rate loans:
Tranche A	2.69%	2.66%
Facility weighted average interest rate	4.65%	4.63%

As of June 30, 2015 and December 31, 2014, interest accrued on the facility totaled $28,000 and $44,000, respectively.

There are no financial covenants in the CBA Facility.

Term Loan

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$439,664	$451,547
Unamortized debt discount	(6,699)	(8,164)
Term Loan balance, net	$432,965	$443,383

On August 9, 2012, the Company entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. On April 22, 2015, the Company re-priced the Term Loan, reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%. As of June 30, 2015, the Term Loan was secured by 29 aircraft, three of which were subject to a sale agreement that is expected to be consummated in 2015. The Term Loan matures in August 2019.

18

Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par.

In connection with the April 2015 re-pricing, the Company wrote-off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs. There was no prepayment penalty associated with the re-pricing. All other terms and conditions of the Term Loan remain the same.

As of June 30, 2015 and December 31, 2014, interest accrued on the Term Loan totaled $2.2 million and $2.9 million, respectively. The Term Loan requires quarterly principal payments of $5.9 million. Fly has guaranteed all payments under the Term Loan.

Fly Acquisition II Facility

	Balance as of
	June 30, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$—	$121,589

The Company entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million with an availability period expiring on July 3, 2015 and a final maturity date of July 3, 2018. During the first quarter of 2015, the Company made principal payments of $4.3 million.

The Company paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment until January 2015 when the Company exercised its right to terminate the availability period. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%. During the first quarter of 2015, the Company terminated the Fly Acquisition II Facility and repaid $117.3 million outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that was financed under the Fly Acquisition II Facility. The Company wrote-off approximately $4.0 million of unamortized loan costs as debt extinguishment costs. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

As of December 31, 2014, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

Other Aircraft Secured Borrowings

	Balance as of		Weighted Average
	June 30,	December 31,	Interest
	2015	2014	Rates(1)	Maturity Date
	(in thousands)
Outstanding principal balance	$842,721	$723,023	3.75%	December 2015 – January 2027
Unamortized debt discount	(7,827)	(6,394)
Other aircraft secured borrowings balance, net	$834,894	$716,629

(1)	Represents the weighted average contracted interest rate as of June 30, 2015.

In addition to the debt financings described above, the Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans that are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from December 2015 to January 2027. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the six month periods ended June 30, 2015 and 2014, principal payments totaled $28.6 million and $19.1 million, respectively.

19

As of June 30, 2015, 26 aircraft were financed by these other aircraft secured borrowings, five of which were subject to a sale agreement that is expected to be consummated in 2015. At June 30, 2015 and December 31, 2014, $557.7 million and $425.0 million of the principal amount of other aircraft secured borrowings, respectively, were recourse to the Company. As of each of June 30, 2015 and December 31, 2014, interest accrued on these loans totaled $1.1 million.

During the six month period ended June 30, 2015, the Company acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $36.0 million. In addition, the Company refinanced four aircraft with new secured, recourse debt of $113.4 million.

The Company has one other aircraft secured borrowing that is denominated and required to be paid in Euros. During the three month period ended June 30, 2015, the Company recorded an unrealized foreign currency exchange loss of $0.9 million, resulting from a decrease of the U.S. Dollar value relative to the Euro. During the six month period ended June 30, 2015, the Company recorded an unrealized foreign currency exchange gain of $1.1 million resulting from an increase of the U.S. Dollar value relative to the Euro.

8. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of June 30, 2015, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $3.0 billion. Debt with floating interest rates totaled $2.0 billion, of which $1.5 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month and three-month LIBOR on the notional amounts over the life of the contracts. As of June 30, 2015 and December 31, 2014, the Company had interest rate swap contracts with notional amounts aggregating $1.3 billion and $1.4 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $0.5 million and $2.1 million as of June 30, 2015 and December 31, 2014, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $21.1 million and $23.3 million as of June 30, 2015 and December 31, 2014, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three and six month periods ended June 30, 2015, the Company recorded a net unrealized gain of $3.9 million and a net unrealized loss of $2.0 million, after the applicable net tax expense of $0.7 million and net tax benefit of $0.2 million, respectively. For the three and six month periods ended June 30, 2014, the Company recorded net unrealized losses of $5.5 million and $6.3 million, after the applicable net tax benefits of $0.8 million and $0.9 million, respectively.

20

As of June 30, 2015, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Date	Contract Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Value of Derivative Asset	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	3	11/14/2018	0.90% - 1.03%	$60,889	$235	$2	$237	$(30)	$207	$(9)
Accrued interest				—	(22)	—	(22)	—	—	—
Total – designated derivative assets	3			$60,889	$213	$2	$215	$(30)	$207	$(9)

As of June 30, 2015, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contract Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	16	10/14/15-9/27/25	1.18% - 6.22%	$886,737	$(19,633)	$1,134	$(18,499)	$2,311	$(15,639)	$(151)
Accrued interest				—	(992)	—	(992)	—	—	—
Total – designated derivative liabilities	16			$886,737	$(20,625)	$1,134	$(19,491)	$2,311	$(15,639)	$(151)

Dedesignated Derrivatives

During the second quarter of 2015, certain of the Company’s interest rate derivatives no longer qualified for cash flow hedge accounting. The associated accumulated other comprehensive loss was reclassified into earnings during each of the three and six month periods ended June 30, 2015.

Type	Quantity	Maturity Date	Contract Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Value of Derivative Asset	Gain Recognized into Earnings
Interest rate swap contracts	5	11/14/2018	1.03% - 1.11%	$96,270	$302	$8	$310	$232
Accrued interest				—	(38)	—	(38)	—
Total – dedesignated derivative assets	5			$96,270	$264	$8	$272	$232

Type	Quantity	Maturity Dates	Contract Interest Rates	Swap Contract Notional Amount	Fair Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Value of Derivative Liability	Loss Recognized into Earnings
Interest rate swap contracts	7	7/29/18-11/14/18	1.18% - 4.36%	$211,908	$(1,526)	$73	$(1,453)	$(1,671)
Accrued interest				—	(156)	—	(156)	—
Total – dedesignated derivative liabilities	7			$211,908	$(1,682)	$73	$(1,609)	$(1,671)

21

Terminated Derivatives

During the first quarter of 2015, the Company terminated five interest rate swap contracts in connection with the termination of the Fly Acquisition II Facility and received settlement proceeds totaling $23,000. The gain recognized into earnings associated with the terminated interest rate swap contracts totaled $0.1 million.

9. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued 1,500,000 shares and no shares remain available for grant.

The Company’s outstanding and exercisable SARs is presented below:

	Number of	Weighted average
	shares	exercise price
Outstanding at December 31, 2014	821,117	$12.74
SARs granted	—	—
SARs exercised	—	—
SARs canceled or forfeited	—	—

Outstanding at June 30, 2015	821,117	12.74
Exercisable at June 30, 2015	821,117	$12.74

The Company’s outstanding and unvested RSUs is presented below:

	Number of	Weighted average
	shares	grant price
Outstanding at December 31, 2014	36,075	$12.28
RSUs granted	—	—
RSUs vested	(36,075)	12.28
RSUs canceled or forfeited	—	—

Outstanding and unvested at June 30, 2015	—	$—

No SARs or RSUs were granted, exercised, canceled or forfeited during the six month period ended June 30, 2015.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Risk-free interest rate	0.90% – 1.76%	0.90% – 2.17%	0.90% – 1.76%	0.90% – 2.32%
Volatility	47% – 57%	49% – 57%	47% – 57%	49% – 57%
Expected life	6 – 7 years	6 – 8 years	6 – 7 years	6 – 8 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $43,000 and $0.2 million for the three and six month periods ended June 30, 2015, respectively. Share-based compensation expense totaled $20,000 and a reversal of $36,000 due to forfeitures for the three and six month periods ended June 30, 2014, respectively. At June 30, 2015, all RSUs and SARs granted were vested. Unamortized share-based compensation expense totaled $0.1 million at December 31, 2014.

22

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft.

Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% and Fly’s French resident subsidiaries pay a corporation tax of 33.33% on their taxable income. Repatriated earnings and any undistributed earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate.

Income tax expense (benefit) by jurisdiction is shown below:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	(Dollars in thousands)
Ireland	(6,892)	2,785	(4,360)	3,203
Australia	90	46	(371)	309
Other	62	65	264	137
Provision (benefit) for income taxes	$(6,740)	$2,896	$(4,467)	$3,649

The Company had no unrecognized tax benefits as of June 30, 2015 and December 31, 2014.

11. SHAREHOLDERS’ EQUITY

On May 6, 2015, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2016 to replace a program that expired in May 2015. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the six month periods ended June 30, 2015 or 2014. As of June 30, 2015, there were 41,469,073 shares outstanding.

12. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Dollars in thousands, except share and per share data)
Numerator
Net income (loss)	$(58,255)	$21,674	$(40,989)	$25,237
Less:
Dividends declared and paid to shareholders	(10,358)	(10,327)	(20,716)	(20,676)
Dividend equivalents paid to vested RSUs and SARs	(453)	(676)	(644)	(1,044)
Net income (loss) attributable to common shareholders	$(69,066)	$10,671	$(62,349)	$3,517
Denominator
Weighted average shares outstanding-Basic	41,456,784	41,419,515	41,444,957	41,376,963
Dilutive common equivalent shares:
RSUs	—	25,198	—	40,625
SARs	—	1,357	—	2,457
Weighted average shares outstanding-Diluted	41,456,784	41,446,070	41,444,957	41,420,045
Earnings (Loss) per share:
Basic
Distributed earnings	$0.25	$0.25	$0.50	$0.50
Undistributed income (loss)	$(1.67)	$0.26	$(1.50)	$0.08
Basic earnings (loss) per share	$(1.42)	$0.51	$(1.00)	$0.58
Diluted
Distributed earnings	$0.25	$0.25	$0.50	$0.50
Undistributed income (loss)	$(1.67)	$0.26	$(1.50)	$0.08
Diluted earnings (loss) per share	$(1.42)	$0.51	$(1.00)	$0.58

23

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 9). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs for the period.

13. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

As of June 30, 2015, the Company had commitments to sell 41 aircraft that are expected to be consummated in 2015.

14. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under the Agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $3.9 million and $7.7 million for the three and six month periods ended June 30, 2015, respectively. For the three and six month periods ended June 30, 2014, base and rent fees incurred totaled $3.4 million and $6.8 million, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million and $1.1 million during the three and six month periods ended June 30, 2015, respectively. During the three and six month periods ended June 30, 2014, BBAM received administrative fees of $0.5 million and $1.0 million, respectively.

During the three and six month periods ended June 30, 2015, the Company incurred $0.5 million and $2.5 million of origination fees, of which $0.5 million and $1.0 million, respectively, were expensed. With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. During the three and six month periods ended June 30, 2014, the Company incurred $3.4 million of origination fees, of which $2.8 million was expensed. During the six month period ended June 30, 2015, the Company incurred $2.0 million of fees in connection with the sale of aircraft. During the three and six month periods ended June 30, 2014, fees of $1.9 million were incurred for aircraft dispositions.

24

Prior to June 30, 2015, the Company made quarterly payments of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year, to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company (“Management Expenses”). The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three and six month periods ended June 30, 2015, the Company incurred Management Expenses of $2.7 million and $5.4 million, respectively. For the three and six month periods ended June 30, 2014, the Company incurred Management Expenses of $2.7 million and $5.3 million, respectively.

On June 19, 2015, in connection with the ECAF-I Transaction, the Company and the Manager agreed to amend the Company’s management agreement (the “Management Agreement”). Pursuant to the amendment, the annual management fee that the Company pays to the Manager was reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The management fee will be adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-ECAF-I Transaction portfolio and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee also will be subject to an annual adjustment tied to the Consumer Price Index. The term of the Management Agreement has been extended from December 28, 2022 to July 1, 2025.

Also, pursuant to the amendment, the Company and the Manager agreed to reduce the disposition fee that the Company will pay to the Manager in connection with the ECAF-I Transaction. Whereas the Company generally pays a disposition fee of 1.5% of the aggregate gross proceeds in respect of dispositions, the amendment provides that in respect of the ECAF-I Transaction, the aggregate disposition fee will be 1.2% of the aggregate gross proceeds.

In connection with its services, the Manager may incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company had $0.6 million and $0.3 million of reimbursable expenses due to the Manager as of June 30, 2015 and December 31, 2014, respectively.

15. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

25

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will also record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. During each of the three and six month periods ended June 30, 2015, the Company recognized aircraft impairment totaling $65.4 million. The Company did not recognize aircraft impairment for the corresponding periods in 2014.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of June 30, 2015		As of December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Securitization Notes	$499,467	$438,157	$532,035	$467,228
Nord LB Facility	393,637	393,637	408,484	408,484
CBA Facility	107,937	107,937	113,208	113,208
Term Loan	432,965	439,136	443,383	449,289
Fly Acquisition II Facility	—	—	121,589	128,080
Other Aircraft Secured Borrowings	834,894	837,009	716,629	718,722
2020 Notes	370,366	386,250	369,942	380,625
2021 Notes	319,914	329,875	319,510	321,750
Derivative asset	215	215	2,067	2,067
Derivative liabilities	19,491	19,491	23,311	23,311

As of June 30, 2015 and December 31, 2014, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
June 30, 2015:
Derivative asset	—	$215	—	$215
Derivative liabilities	—	19,491	—	19,491
December 31, 2014:
Derivative asset	—	$2,067	—	$2,067
Derivative liabilities	—	23,311	—	23,311

26

16. SUBSEQUENT EVENTS

On July 15, 2015, the Company declared a dividend of $0.25 per share, or approximately $10.4 million, which will be paid on August 20, 2015 to shareholders of record at July 31, 2015.

In July 2015, the Company sold one Boeing 757-200 aircraft and one Airbus A321-200 aircraft.

27

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2014. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and six month periods ended June 30, 2015, we had net losses of $58.3 million and $41.0 million, or diluted loss per share of $1.42 and $1.00, respectively. Net cash flows provided by operating activities for the six month period ended June 30, 2015 totaled $121.3 million. Net cash flows used in investing activities totaled $49.2 million and net cash flows used in financing activities totaled $59.2 million for the six month period ended June 30, 2015. We paid $21.4 million in dividends and dividend equivalents during the six month period ended June 30, 2015.

Market Conditions

The airline industry has been profitable every year since 2012, with profits each year exceeding the last. It is predicted that airline profitability in 2015 will exceed that of 2014. In addition, oil prices have fallen significantly in 2015, resulting in lower jet fuel prices and positively impacting airline profitability.

There are overall positive trends in world air traffic and demand for commercial aircraft, which we believe will continue to drive growth in the aircraft leasing market. Passenger demand is robust, and aircraft manufacturers have increased their production rates to meet demand for commercial aircraft. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is generally expected to be maintained or to increase over time.

However, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Moreover, although we expect the airline industry to be profitable in 2015, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, and could lead to a reduction in the lease rates and the values of used aircraft.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. Other than as set forth in this Interim Report, we have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014.

Flight Equipment Held for Sale

In accordance with guidance provided by the FASB, flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year and satisfies certain other held for sale criteria. Flight equipment held for sale is recorded as the lesser of carrying value or fair value, less estimated cost to sell. An impairment loss is recorded for an asset held for sale when the carrying value of the asset exceeds its fair value, less estimated cost to sell. An aircraft classified as held for sale will not depreciate.

28

Subsequent changes to the asset’s fair value are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment will not exceed the original carrying value of the flight equipment held for sale. As of June 30, 2015, we had 33 aircraft held for sale with a total net book value of $933.7 million. There was no flight equipment held for sale as of December 31, 2014.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. We will adopt the guidance effective January 1, 2017. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, result of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods (including interim periods) ending after December 15, 2016, and early adoption is permitted. We will adopt the guidance effective January 1, 2017.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment significantly changes the consolidation analysis required under U.S. GAAP and could have a significant impact on the consolidation conclusions of the reporting entity. ASU 2015-02 is effective for annual reporting periods (including interim periods), beginning after December 15, 2015. Early adoption is permitted. We will adopt the guidance effective January 1, 2016. We are currently assessing the impact on our consolidated financial statements and notes to our consolidated financial statements.

In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. The guidance, which requires retrospective application, will be adopted by us effective January 1, 2016.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three month periods ended June 30, 2015 and 2014.

Consolidated Statements of Income of Fly for the three month periods ended June 30, 2015 and 2014

	Three months	Three months
	ended	ended
	June 30,	June 30,
	2015	2014
	(Dollars in thousands)
Revenues
Operating lease revenue	$101,684	$89,966
Equity earnings from unconsolidated subsidiary	341	359
Gain on sale of aircraft	—	18,855
Interest and other income	797	334
Total revenues	102,822	109,514
Expenses
Depreciation	49,662	42,125
Aircraft impairment	65,398	—
Interest expense	37,232	33,819
Selling, general and administrative	10,573	11,329
Ineffective, dedesignated and terminated derivatives	1,756	97
Debt modification and extinguishment costs	2,119	(4,010)
Maintenance and other costs	1,077	1,584
Total expenses	167,817	84,944
Net income (loss) before provision for income taxes	(64,995)	24,570
Provision (benefit) for income taxes	(6,740)	2,896
Net income (loss) income	$(58,255)	$21,674

29

As of June 30, 2015, we had 96 aircraft held for operating lease, net and 33 aircraft held for sale. As of June 30, 2015, we had 91 aircraft on lease to 49 lessees, compared to 117 aircraft on lease to 65 lessees as of June 30, 2014.

	Three months ended June 30,		Increase/
	2015	2014	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$103,406	$94,575	$8,831
End of lease revenue	3,676	175	3,501
Amortization of lease incentives	(4,757)	(3,833)	(924)
Amortization of lease premiums, discounts & other	(641)	(951)	310
Total operating lease revenue	$101,684	$89,966	$11,718

For the three month period ended June 30, 2015, operating lease revenue totaled $101.7 million, an increase of $11.7 million compared to the three month period ended June 30, 2014. The increase was primarily due to (i) an increase of $23.4 million from aircraft purchased in 2014 and 2015 and (ii) an increase of $3.5 million from end of lease revenue recognized. The increase was partially offset by (i) a decrease of $7.4 million from off-lease periods and lower lease rates on lease extensions and remarketings, (ii) a decrease of $5.8 million in lease revenue from aircraft sold in 2014 and 2015, (iii) a decrease of $1.3 million in rents collected from lessees on non-accrual status and (iv) other decreases of $0.7 million.

For the each of three month periods ended June 30, 2015 and 2014, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $0.3 million and $0.4 million, respectively. We have a 57.4% interest in Fly-Z/C LP. Two aircraft remain in the joint venture.

No aircraft were sold during the three month period ended June 30, 2015. During the three month period ended June 30, 2014, we sold seven aircraft, five of which generated a pre-tax gain of $18.9 million. We recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft, which were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft.

Depreciation expense during the three month period ended June 30, 2015 was $49.7 million, compared to $42.1 million for the three month period ended June 30, 2014, an increase of $7.6 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft sold. In 2014, we entered into sale agreements for eight aircraft, and we adjusted the holding period and residual value of these aircraft. This resulted in additional depreciation expense of $1.5 million during the three month period ended June 30, 2015.

During the three month period ended June 30, 2015, we recognized aircraft impairment totaling $65.4 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 13 narrow-body aircraft. We did not recognize aircraft impairment for the corresponding period in 2014.

30

Interest expense totaled $37.2 million and $33.8 million for the three month periods ended June 30, 2015 and 2014, respectively. The increase of $3.4 million was primarily due to (i) the Additional 2020 Notes and 2021 Notes issued in October 2014 and (ii) additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by a reduction in interest due to debt repayments, re-pricing and refinancings made in 2015 and 2014.

On April 22, 2015, we re-priced the Term Loan, reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%. In connection with the re-pricing, we wrote-off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs during the three month period ended June 30, 2015. There was no prepayment penalty in connection with this re-pricing. We did not incur any debt modification or extinguishment costs during the three month period ended June 30, 2014.

Selling, general and administrative expenses were $10.6 million and $11.3 million for the three month periods ended June 30, 2015 and 2014, respectively. The decrease of $0.7 million was due to lower acquisition fees and expenses as a result of fewer aircraft subject to leases acquired during the second quarter of 2015 compared to the same period in 2014. The decrease was partially offset by increases in (i) unrealized foreign currency exchange losses caused by the valuation of other aircraft secured borrowings denominated in a foreign currency, (ii) servicing fees as a result of the increase in size of the portfolio and (iii) increases in other selling, general and administrative expenses.

Maintenance and other leasing costs were $1.1 million for the three month period ended June 30, 2015, a decrease of $0.5 million compared to the corresponding period in the prior year, which was due to lower costs related to remarketing activities.

Provision for income taxes consisting primarily of Irish income tax benefits was $6.7 million for the three month period ended June 30, 2015. Provision for income taxes consisting primarily of Irish income taxes was $2.9 million for the three month period ended June 30, 2014. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 10.4% and 11.8% for the three month periods ended June 30, 2015 and 2014, respectively. During the three month period ended June 30, 2015 and 2014, we recorded a net valuation allowance of $1.6 million and $0.7 million against deferred tax assets, respectively.

Our net loss was $58.3 million and net income was $21.7 million for the three month periods ended June 30, 2015 and 2014, respectively.

Consolidated Statements of Income of Fly for the six month periods ended June 30, 2015 and 2014

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2015	2014
	(Dollars in thousands)
Revenues
Operating lease revenue	$221,787	$179,593
Equity earnings from unconsolidated subsidiary	681	1,741
Gain on sale of aircraft	1,897	18,855
Interest and other income	1,003	644
Total revenues	225,368	200,833
Expenses
Depreciation	99,736	82,528
Aircraft impairment	65,398	—
Interest expense	76,529	68,444
Selling, general and administrative	18,837	20,944
Ineffective, dedesignated and terminated derivatives	1,492	32
Debt modification and extinguishment costs	6,169	(3,995)
Maintenance and other costs	2,663	3,994
Total expenses	270,824	171,947
Net income (loss) before provision for income taxes	(45,456)	28,886
Provision (benefit) for income taxes	(4,467)	3,649
Net income (loss) income	$(40,989)	$25,237

31

	Six months ended June 30,		Increase/
	2015	2014	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$206,554	$185,111	$21,443
End of lease revenue	25,612	3,854	21,758
Amortization of lease incentives	(8,793)	(7,221)	(1,572)
Amortization of lease premiums, discounts & other	(1,586)	(2,151)	565
Total operating lease revenue	$221,787	$179,593	$42,194

For the six month period ended June 30, 2015, operating lease revenue totaled $221.8 million, an increase of $42.2 million compared to the six month period ended June 30, 2014. The increase was primarily due to (i) an increase of $49.6 million from aircraft purchased in 2014 and 2015 and (ii) an increase of $21.8 million from end of lease revenue recognized. The increase was partially offset by (i) a decrease of $14.3 million from off-lease periods and lower lease rates on lease extensions and remarketings, (ii) a decrease of $11.2 million in lease revenue from aircraft sold in 2014 and 2015, (iii) a decrease of $2.6 million in rents collected from lessees on non-accrual status and (iv) other decreases of $1.1 million.

For the six month periods ended June 30, 2015 and 2014, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $0.7 million and $1.7 million, respectively. Our equity earnings for 2014 included our share of the gain on conversion of operating leases to finance leases with respect to certain aircraft held in Fly Z/C LP, which were transferred to the airline in the first quarter of 2015. Two aircraft remain in the joint venture.

During the six month period ended June 30, 2015, we sold three aircraft previously financed by the Fly Acquisition II Facility and recognized gains on sale of aircraft of $1.9 million. During the six month period ended June 30, 2014, we sold seven aircraft, five of which generated a pre-tax gain of $18.9 million. We recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft that were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft.

Depreciation expense during the six month period ended June 30, 2015 was $99.7 million, compared to $82.5 million for the six month period ended June 30, 2014, an increase of $17.2 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft sold. In 2014, we entered into sale agreements for eight aircraft, and we adjusted the holding period and residual value of these aircraft. This resulted in additional depreciation expense of $3.6 million during the six month period ended June 30, 2015.

During the six month period ended June 30, 2015, we recognized aircraft impairment totaling $65.4 million. The impairment charge related to three wide-body aircraft nearing the end of their economic lives and 13 narrow-body aircraft. We did not recognize aircraft impairment for the corresponding period in 2014.

Interest expense totaled $76.5 million and $68.4 million for the six month periods ended June 30, 2015 and 2014, respectively. The increase of $8.1 million was primarily due to (i) the Additional 2020 Notes and 2021 Notes issued in October 2014 and (ii) additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by a reduction in interest due to debt repayments, re-pricing and refinancings made in 2015 and 2014.

In connection with the termination of the Fly Acquisition II Facility, we wrote-off unamortized loan costs of approximately $4.0 million during the first quarter of 2015. In connection with the re-pricing of the Term Loan, we wrote-off unamortized loan costs and debt discounts as debt extinguishment costs of approximately $2.1 million during the second quarter of 2015.

Selling, general and administrative expenses were $18.8 million and $20.9 million for the six month periods ended June 30, 2015 and 2014, respectively. The decrease of $2.1 million was due to (i) lower acquisition fees and expenses as a result of fewer aircraft acquired during the first half of 2015 compared to the same period in 2014, (ii) unrealized foreign currency exchange gains caused by the valuation of other aircraft secured borrowings denominated in a foreign currency and (iii) decreases in other selling, general and administrative expenses. These decreases were partially offset by increases in servicing fees as a result of the increase in size of the portfolio.

32

Maintenance and other leasing costs were $2.7 million for the six month period ended June 30, 2015, a decrease of $1.3 million compared to the corresponding period in 2014, which was due to lower costs related to remarketing activities.

Provision for income taxes consisting primarily of Irish income tax benefits was $4.5 million for the six month period ended June 30, 2015. Provision for income taxes consisting primarily of Irish income taxes was $3.6 million for the six month period ended June 30, 2014. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 9.8% and 12.6% for the six month periods ended June 30, 2015 and 2014, respectively. During the first quarter of 2015, we recorded a favorable adjustment of $0.6 million related to our Australian tax provision. We recorded net valuation allowances of $2.1 million and $0.9 million during the six month periods ended June 30, 2015 and 2014, respectively, against deferred tax assets.

Our net loss was $41.0 million and net income was $25.2 million for the six month periods ended June 30, 2015 and 2014, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent more than $1.7 billion to acquire 41 aircraft. During the first half of 2015, we acquired five aircraft at a total cost of $176.4 million.

At the same time, we are pursuing a strategy of fleet renewal through opportunistic aircraft sales. During the first half of 2015, we sold or contracted to sell 44 aircraft, including a portfolio of 33 aircraft to be sold to ECAF I Ltd. (the “Purchaser”) for approximately $985.0 million, subject to adjustment based on rents in respect of certain of the aircraft (the “ECAF-I Transaction”). The ECAF-I Transaction and our other contracted aircraft sales are expected to generate approximately $450.0 million of cash, after repayment of debt, as the aircraft are delivered. We intend to use a portion of the sale proceeds to repay the debt associated with these aircraft, and to deploy the remaining cash together with cash from debt financings to acquire additional aircraft.

We have returned capital to shareholders through quarterly dividends, currently $0.25 per share or $10.4 million per quarter.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. In recent years, our debt financing strategy has focused on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

In January 2015, we exercised our right to terminate the availability period of our Fly Acquisition II Facility. During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid the amounts outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that was financed under the facility. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

In April 2015, we re-priced the Term Loan, reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with local law and applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

At June 30, 2015, we had $350.2 million of unrestricted cash. We also had 15 unencumbered aircraft with an aggregate net book value of $558.7 million. Five of these aircraft, with an aggregate net book value of $248.8 million, are held for sale.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

33

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 1A “Risk Factors” of Part II in this interim report and Item 3 “Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014.

Cash Flows of Fly for the six months ended June 30, 2015 and 2014

We generated cash from operations of $121.3 million and $106.7 million for the six month periods ended June 30, 2015 and 2014, respectively, an increase of $14.6 million.

Cash used in investing activities was $49.2 million and $215.7 million for the six month periods ended June 30, 2015 and 2014, respectively. During the six month period ended June 30, 2015, we used $156.2 million of cash to purchase five aircraft, and sold three aircraft for net cash proceeds of $126.5 million. During the six month period ended June 30, 2014, we used $289.3 million of cash to purchase eleven aircraft, and sold five aircraft for net cash proceeds of $81.9 million. Lessor maintenance contributions totaled $13.2 million and $2.4 million for the six month periods ended June 30, 2015 and 2014, respectively.

Cash used in financing activities for the six month period ended June 30, 2015 and 2014 totaled $59.2 million and $42.3 million, respectively. During the six month period ended June 30, 2015, we (i) made repayments on our secured borrowings totaling $217.9 million, (ii) paid dividends and dividend equivalents of $21.4 million and (iii) returned net security deposits totaling $2.8 million. These were partially offset by (i) net proceeds of $147.3 million from secured borrowings to partially finance aircraft acquisitions, (ii) net maintenance reserve receipts of $9.3 million and (iii) a reduction in our restricted cash accounts of $27.2 million. During the six month period ended June 30, 2014, we (i) made repayments on our secured borrowings totaling $83.6 million and (ii) paid dividends and dividend equivalents of $21.7 million. These were partially offset by (i) a reduction of our restricted cash accounts by $49.6 million primarily related to the release of escrowed funds used to purchase aircraft, (ii) net maintenance payment liability receipts of $11.1 million and (iii) net security deposit receipts of $2.6 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the six month period ended June 30, 2015, we received $42.2 million of maintenance payments from lessees, made maintenance payment disbursements of $32.9 million and also made maintenance contributions of $13.2 million.

Dividends and Share Repurchases

During the six month period ended June 30, 2015, we paid a dividend of $0.50 per share, or approximately $20.7 million. On July 15, 2015, we declared a dividend of $0.25 per share which will be paid on August 20, 2015 to shareholders of record on July 31, 2015. A quarterly dividend of $0.25 per share requires a cash payment of approximately $10.4 million. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

On May 6, 2015, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2016 to replace a program that expired in May 2015. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the three month period ended June 30, 2015.

34

Financing

We finance our business with unsecured and secured borrowings. As of June 30, 2015, we were not in default under any of our borrowings.

Unsecured Borrowings

In 2013 and 2014, we issued $375.0 million aggregate principal amount of 6.75% unsecured senior notes and $325.0 million of 6.25% unsecured senior notes that will mature in 2020 and 2021, respectively. Interest is payable semi-annually. These senior notes rank pari passu in right of payment with any of our existing and future senior indebtedness.

Pursuant to the indentures governing the unsecured senior notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. Certain of these covenants will be suspended if the unsecured senior notes obtain an investment grade rating.

The indentures governing our unsecured senior notes contain customary events of default with respect to each series.

Secured Borrowings

We are subject to restrictive covenants under our secured borrowings including, among other things:

•	Restrictions on incurrence of debt and issuance of guarantees;

•	Restrictions on liens or other encumbrances;

•	Restrictions on acquisition, substitution and disposition of aircraft;

•	Requirements relating to the maintenance, registration and insurance of our aircraft;

•	Restrictions on the modification of aircraft and capital expenditures; and

•	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

Our failure to comply with any of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of our loan agreements also contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under our loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

Securitization Notes

On October 2, 2007, concurrently with our initial public offering, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Securitization Notes”). The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. As of June 30, 2015, the outstanding principal balance of the Securitization Notes was $512.5 million, secured by 35 aircraft, 20 of which were subject to sale agreements that are expected to be consummated in 2015. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes. As of each of June 30, 2015 and December 31, 2014, accrued interest on the Securitization Notes totaled $0.2 million.

35

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the six month periods ended June 30, 2015 and 2014 totaled $34.0 million and $25.0 million, respectively.

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. The loans are cross-collateralized and contain cross-default provisions. As of June 30, 2015, the Nord LB Facility provided financing for 17 aircraft, four of which were subject to a sale agreement that is expected to be consummated in 2015. As of June 30, 2015 and December 31, 2014, the outstanding principal balance under the Nord LB Facility was $399.9 million and $416.2 million, respectively. During the six month periods ended June 30, 2015 and 2014, we made total principal payments of $16.3 million and $19.0 million, respectively, under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap contracts. As of each of June 30, 2015 and December 31, 2014, the blended weighted average interest rate for the facility was 4.15%, excluding the debt discount amortization. As of each of June 30, 2015 and December 31, 2014, interest accrued on the facility totaled $0.7 million.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the outstanding borrowing.

CBA Facility

We assumed a debt facility provided by Bank of Scotland plc, Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility”) that financed 21 of the aircraft in the GAAM Portfolio. As of June 30, 2015, the CBA Facility provided for individual loans on seven aircraft, two of which were subject to a sale agreement that is expected to be consummated in 2015. These loans are cross-collateralized and contain cross-default provisions. One loan matures in 2018, and the remaining six loans mature in 2020. Fly has guaranteed all payments under the CBA Facility. As of June 30, 2015 and December 31, 2014, the outstanding principal balance under the CBA Facility was $109.3 million and $114.8 million, respectively.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the six month periods ended June 30, 2015 and 2014, we made total principal payments of $5.5 million and $5.9 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR, plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.75%. The weighted average interest rate on all outstanding amounts was 4.65% as of June 30, 2015, excluding the debt discount amortization and debt issuance costs. As of June 30, 2015 and December 31, 2014, interest accrued on the facility totaled $28,000 and $44,000, respectively.

Term Loan

On August 9, 2012, we entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. On April 22, 2015, we re-priced the Term Loan, reducing the interest rate margin from 3.50% to 2.75% and the LIBOR floor from 1.00% to 0.75%. As of June 30, 2015, the outstanding principal balance under the Term Loan was $439.7 million, secured by 29 aircraft, three of which were subject to a sale agreement that is expected to be consummated in 2015. The Term Loan matures in August 2019.

36

Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par.

In connection with the April 2015 re-pricing, we wrote-off approximately $2.1 million of unamortized loan costs and debt discounts as debt extinguishment costs. There was no prepayment penalty associated with the re-pricing. All other terms and conditions of the Term Loan remain the same.

As of June 30, 2015 and December 31, 2014, interest accrued on the Term Loan totaled $2.2 million and $2.9 million, respectively. The Term Loan requires quarterly principal payments of $5.9 million. Fly has guaranteed all payments under the Term Loan.

Fly Acquisition II Facility

We entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million with an availability period expiring on July 3, 2015 and a final maturity date of July 3, 2018. During the six month period ended June 30, 2015, we made principal payments of $4.3 million.

We paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of our commitment until January 2015 when we exercised our right to terminate the availability period. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%. During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid $117.3 million outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that was financed under the Fly Acquisition II Facility. We wrote-off approximately $4.0 million of unamortized loan costs as debt extinguishment costs. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

As of December 31, 2014, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from December 2015 to January 2027. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the six month periods ended June 30, 2015 and 2014, principal payments totaled $28.6 million and $19.1 million, respectively.

As of June 30, 2015, the total principal outstanding under our other aircraft secured borrowings was $842.7 million, with interest rates ranging from 1.26% to 6.55%. Of these borrowings, $557.7 million were recourse to us. As of June 30, 2015, interest accrued on these secured borrowings totaled $1.1 million. At June 30, 2015, our other aircraft secured borrowings financed 26 aircraft, five of which were subject to a sale agreement that is expected to be consummated in 2015.

During the six month period ended June 30, 2015, we acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $36.0 million. In addition, we refinanced four aircraft with new secured, recourse debt of $113.4 million.

We have one other aircraft secured borrowing that is denominated and required to be paid in Euros. During the three month period ended June 30, 2015, we recorded an unrealized foreign currency exchange loss of $0.9 million, resulting from a decrease of the U.S. Dollar value relative to the Euro. During the six month period ended June 30, 2015, we recorded an unrealized foreign currency exchange gain of $1.1 million resulting from an increase of the U.S. Dollar value relative to the Euro.

37

Capital Expenditures

During the six month period ended June 30, 2015, we purchased two Airbus A320-200 aircraft, two Airbus A321-200 aircraft and a Boeing 737-800 for an aggregate of $176.4 million.

In addition to acquisitions of aircraft, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of June 30, 2015, the weighted average age of our aircraft held for operating lease, net was 8.0 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the underlying debt associated with the aircraft is required to be paid in Euros.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

Item  3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of June 30, 2015, 108 out of our 124 lease agreements required the payment of a fixed rent amount during the lease term, with the remaining 16 leases requiring a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

38

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $21.0 million, and would have increased or decreased our revenues by $4.7 million and $1.5 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of June 30, 2015, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $20.0 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $29.6 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $25.9 million. As of June 30, 2015, the fair value of our interest rate swap derivative assets, excluding accrued interest, was $0.5 million. A 100 basis-point increase in the interest rate would increase the fair value of our derivative assets by approximately $4.3 million. A 100 basis-point decrease in the interest rate would reduce the fair value of our derivative assets by approximately $4.1 million.

We have one other aircraft secured borrowing that is denominated and required to be paid in Euros. During the three month period ended June 30, 2015, we recorded an unrealized foreign currency exchange loss of $0.9 million, resulting from a decrease of the U.S. Dollar value relative to the Euro. During the six month period ended June 30, 2015, we recorded an unrealized foreign currency exchange gain of $1.1 million resulting from an increase of the U.S. Dollar value relative to the Euro. A 10% increase in the Euro to U.S. Dollar exchange rate would result in a $2.6 million unrealized foreign exchange gain. A 10% decrease in the Euro to U.S. Dollar exchange rate would result in a $2.6 million unrealized foreign exchange loss.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the underlying debt associated with the aircraft is required to be paid in Euros.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

Item  4. Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

39

Item  1A. Risk Factors

Our sale of aircraft to ECAF I Ltd. is contingent upon the satisfaction of a number of conditions, may require significant time and attention of our Manager and may otherwise have an adverse effect on us.

On June 19, 2015, we agreed to sell 33 aircraft to ECAF I Ltd. (the “Purchaser”). The sale agreement provides for delivery of the aircraft to the Purchaser over a period of 270 days from June 19, 2015. It is possible that we will not be able to consummate the transaction (the “ECAF-I Transaction”) in the timeframe anticipated, or at all, because its completion is subject to customary closing conditions, some of which are outside of our control.

The process to consummate the ECAF-I Transaction could have an adverse effect on our business, financial condition and results of operations for a number of reasons, including the following:

•	Consummation of the ECAF-I Transaction will require significant time and attention from our Manager, which may postpone the execution of other initiatives that may have been beneficial to us;

•	We will be required to pay certain costs and expenses relating to the ECAF-I Transaction, such as legal, accounting and other professional fees, whether or not it is completed; and

•	We may experience negative reactions from the financial markets if we fail to complete the ECAF-I Transaction in the timeframe anticipated, or at all.

Our future growth and return on equity depend on our ability to effectively deploy the proceeds of the ECAF-I Transaction.

The consummation of the ECAF-I Transaction will generate substantial additional cash, which we intend to deploy to acquire additional aircraft. The investment return on cash and cash equivalents in current market conditions is significantly lower than the returns generated by leased aircraft in our portfolio. Consequently, until we are able to deploy the cash proceeds through the purchase of additional aircraft, our future growth and return on equity may be lower than our targets. The market for commercial aircraft is extremely competitive, and we may encounter difficulties in acquiring aircraft on favorable terms, or at all. If we are not able to effectively deploy the proceeds of the ECAF-I Transaction, our financial condition, results of operations and cash flows, as well as the trading price of our shares, may be adversely affected.

For a discussion of other potential risks and uncertainties that could affect our business, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 13, 2015 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item  2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item  4. Mine Safety Disclosures

None.

Item  5. Other Information

None.

40

Item  6. Exhibits

Exhibit number	Description of Exhibit

4.1	Sale Agreement dated June 19, 2015, among certain sellers and ECAF I Ltd.
4.2	First Amendment to Amended and Restated Fly Leasing Limited Management Agreement, dated June 19, 2015, between Fly Leasing Limited and Fly Leasing Management Co. Limited.
4.3	Amendment to Credit Agreement dated April 22, 2015, among Fly Funding II S.A.R.L., each Borrower Party, the Consenting Lenders and the Replacement Lenders, Wells Fargo Bank Northwest, N.A., as Collateral Agent and Citibank N.A., as Administrative Agent.

41